UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
FORM 11-K
____________________________
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
Commission File Number: 001-34981
__________________________________

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
(Full title of the plan)
___________________________________________
Fidelity Southern Corporation
(Name of issuer of securities)
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
(Address of issuer's principal executive office)

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
December 31, 2012 and 2011 and for the
Year Ended December 31, 2012

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
December 31, 2012 and 2011 and for the
Year Ended December 31, 2012

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 27, 2013

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Cash	$2,530	$—
Investments, at fair value	26,642,983	18,498,647
Notes receivable from participants	118,900	130,956
Contributions receivable
Participant	186,424	99,603
Employer	70,840	35,380
Accrued income	7,798	8,412
Total Assets	27,029,475	18,772,998
Liabilities
Other liabilities	5,893	139,378
Net assets reflecting investments at fair value	27,023,582	18,633,620
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,781)	(60,422)
Net assets available for benefits	$26,929,801	$18,573,198

See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions to net assets attributable to:
Investment income:
Interest and dividends	$921,414
Net appreciation in fair value of investments	3,767,391
Total investment income	4,688,805
Contributions:
Participants	3,417,832
Employer	1,297,126
Rollover	398,713
Total contributions	5,113,671
Total additions	9,802,476
Deductions from net assets attributable to:
Distributions to participants	1,429,451
Administrative and other expenses	16,422
Total deductions	1,445,873
Net increase	8,356,603
Net assets available for benefits:
Beginning of year	18,573,198
End of year	$26,929,801
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2012
NOTE 1 – DESCRIPTION OF PLAN
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as (the Companies).
All employees of the Companies who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 6% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time, participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service before-tax limitation.
The Companies make a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan, subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2012.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching contributions, and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions, plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) beginning after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Companies’ future contributions to the Plan. The total available forfeitures were $224,596 and $61,549 at December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, Plan administrative costs were reduced by approximately $229 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments, or a combination of a lump sum and installments.

Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in Note 5. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price in an active market on the last business day of the year. Purchases and sales of securities are accounted for on the trade date. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s vested gains and losses on investment transactions, as well as assets held during the plan year.
The Plan invests in common stock of the Company through its Company Stock Fund (the Fund). The Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the Fund. The Company has implemented a dividend pass through election for its participants. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.
 Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may originally direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund. At December 31, 2012 and 2011, contract value was $3,126,035 and $3,021,075 compared to fair value of $3,219,816 and $3,081,497, respectively, for the investment in the BMO Employee Benefit Stable Principal.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” ASU 2011-04 expands the disclosure requirements for fair value measurements categorized within Level 3 of the fair value hierarchy to include (1) a quantitative disclosure of the unobservable inputs and assumptions used within the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. In addition, ASU 2011-04 requires that companies disclose the level within the fair value hierarchy for items not measured at fair value in the statement of financial position but whose fair value must be disclosed. ASU 2011-04 is effective for reporting periods beginning after December 15, 2011 and should be applied prospectively. The adoption of the provisions of ASU 2011-04 did not have a material impact on the Company Plan’s financial position.
NOTE 3 – INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 29, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
NOTE 4 – INVESTMENTS
During 2012, the Plan’s investments (including gains and losses on investments bought, as well as held during the year) appreciated in value as follows:

Year Ended
December 31, 2012
Fidelity Southern Corporation Common Stock	$2,894,573
Mutual Funds	872,818
Net appreciation	$3,767,391

The following presents the fair values of the individual investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
BMO Employee Benefit Stable Principal Fund*	$3,219,816	$3,081,497
Spartan 500 Index Fund; Investor Class	1,726,030	1,354,480
Oakmark Equity and Income Fund	1,596,327	1,291,795
Fidelity Southern Corporation Common Stock*	7,744,754	4,127,140
PIMCO Total Return Fund	1,352,042	947,601
Putnam Voyager Fund Class Y	1,661,111	1,482,328

*	Parties-in-interest to the Plan
BMO Institutional Trust Services was the trustee and recordkeeper of the Plan at December 31, 2012 and 2011.

     One of the investment options of the Plan is a stable principal fund (the “Fund”) with BMO Investment Management Corporation (“BMO”). In this fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be fully benefit-responsive according to the AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health & Welfare Benefits Plan and Defined Contribution Pension Plans which is now codified in ASC 965-325 and ASC 962, respectively, and therefore the contract value for net assets is reported in the Plan’s financial statements. The Fund owns traditional and synthetic Guaranteed Investment Contracts (“GIC”) with various crediting rate formulas. Fixed rate traditional GIC contracts are credited based on the one-month LIBOR rate and a rolling twelve-month Consumer Price Index. These contracts are reset monthly at a spread to their index. Contracts are deemed to be par. Monthly reset synthetic GIC contracts are credited based on the internal rate of return, dollar duration, and dollar weighted duration of an underlying portfolio. The monthly reset contracts are maintained at contract value.
The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow. The Fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. Further, the fund manager may limit withdrawals in order to maintain sufficient liquidity. Therefore, the probability of the Fund losing its access to contract value transactions is remote. All issuer transactions are guaranteed at contract value unless the Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.
There is no minimum crediting interest rate under the terms of the Fund. The average yield earned by the Plan from the Fund’s investment contracts for the years ended December 31, 2012 and 2011 were 2.41% and 2.81%, respectively. The average crediting rate yield credited to the participants for the years ended December 31, 2012 and 2011 were 2.46% and 2.65%, respectively.
Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.
NOTE 5 – FAIR VALUE MEASUREMENTS
For financial statement elements currently required to be measured at fair value, ASC 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.
ASC 820-10 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2 includes significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable, or can be corroborated by observable market data.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012.

•	Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets (Level 1 inputs), and are priced on a daily basis at the close of business.

•
Fidelity Southern Corporation Common Stock: The fair value of this security is based on observable market quotations for identical assets (Level 1 inputs), and is valued at the closing price reported on the active market on which the individual securities are traded.

•
BMO Employee Benefit Stable Principal Fund: This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts (Level 2 inputs) in the fund as reported by the issuer of the fund. The fair value differs from the contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
     Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic Small Cap Fund	$1,566,918	$1,566,918	$—	$—
Domestic Mid Cap Fund	1,924,955	1,924,955	—	—
Domestic Large Cap Fund	3,521,994	3,521,994	—	—
International funds	2,129,766	2,129,766	—	—
Balanced	1,596,327	1,596,327	—	—
Other	4,938,453	4,938,453	—	—
Fidelity Southern Corporation:
Common stock	7,744,754	7,744,754	—	—
BMO Employee Benefit Stable
Principal Fund	3,219,816	—	3,219,816	—
Total investments	$26,642,983	$23,423,167	$3,219,816	$—
During 2012, there were no transfers between Level 1 and Level 2.

	Fair Value Measurements at December 31, 2011 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Domestic Small Cap Fund	$1,068,107	$1,068,107	$—	$—
Domestic Mid Cap Fund	1,539,631	1,539,631	—	—
Domestic Large Cap Fund	2,984,671	2,984,671	—	—
International funds	1,652,839	1,652,839	—	—
Balanced	1,291,795	1,291,795	—	—
Other	2,752,967	2,752,967	—	—
Fidelity Southern Corporation:
Common stock	4,127,140	4,127,140	—	—
BMO Employee Benefit Stable
Principal Fund	3,081,497	—	3,081,497	—
Total investments	$18,498,647	$15,417,150	$3,081,497	$—
The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in Net Appreciation in Fair Value of Investments. For the period ended December 31, 2012, the net amount of apprecaition reported was $3,767,391.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by BMO Institutional Trust Services, and the stable value fund issued by BMO Investment Management Corporation (“BMO”), the Plan trustee. These transactions qualify as party-in-interest transactions.
The Companies pay all administrative costs associated with the operation of the Plan. The Plan allows payment of administrative costs with forfeitures. A total of $229 in administrative costs were paid from forfeited amounts for the year ended December 31, 2012.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest. At December 31, 2012 and 2011, the Plan held 810,969 and 678,806 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2012 and 2011 was $7,744,754 and $4,127,140, respectively. During 2012, the Plan received no cash dividends on Fidelity Southern Corporation Common Stock.
NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$26,946,176	$18,573,198
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	93,781	60,422
Net assets available for benefits per the Form 5500	$27,039,957	$18,633,620
The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the financial statements	$8,372,978
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	33,359
Net increase in net assets available for benefits per the Form 5500	$8,406,337

The accompanying financial statements present fully benefit-responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
EIN: 58-1174938
Plan Number 001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP *	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$957 * Check here if Late Participant Loan Repayments are included: ☐		$957

* Includes $917 for late contributions and $40 of lost earnings to the participant.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
EIN: 58-1174938
Plan Number 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue	Description of Investment	Current Value
* BMO Investment Management	BMO Employee Benefit Stable Principal Fund	$3,219,816
* BMO Investment Management	Marshall Prime Money Fund	282,319
PIMCO	Total Return Fund; Institutional Class Shares	1,352,042
Janus Capital Management LLC	Perkins Small Cap Value Fund; Class I	679,686
John Hancock Group	John Hancock Funds III - Disciplined Value Mid Cap Fund	472,407
BlackRock Inc	BlackRock Equity Dividend Fund; Institutional Shares	43,652
Vanguard Group, Inc.	Vanguard Target Retirement 2015 Fund; Investor Class Shares	213,889
Vanguard Group, Inc.	Vanguard Target Retirement 2025 Fund; Investor Class Shares	447,465
Vanguard Group, Inc.	Vanguard Target Retirement 2035 Fund; Investor Class Shares	279,085
Vanguard Group, Inc.	Vanguard Target Retirement 2045 Fund; Investor Class Shares	95,629
Vanguard Group, Inc.	Vanguard Target Retirement 2010 Fund; Investor Class Shares	96,496
Vanguard Group, Inc.	Vanguard Target Retirement 2020 Fund; Investor Class Shares	776,349
Vanguard Group, Inc.	Vanguard Target Retirement 2050 Fund; Investor Class Shares	644,720
Vanguard Group, Inc.	Vanguard Target Retirement 2040 Fund; Investor Class Shares	207,494
Vanguard Group, Inc.	Vanguard Target Retirement 2030 Fund; Investor Class Shares	292,477
Vanguard Group, Inc.	Vanguard Total International Stock	373,883
Vanguard Group, Inc.	Vanguard Small-Cap Index Fund; Signal Shares	63,269
Columbia Funds	Columbia Mid Cap Index Fund; Class Z Shares	424,349
Columbia Funds	Columbia Acorn International Select; Class Z Shares	280,512
Brown Capital Management LLC	Brown Capital Management Small Co Fund; Investor Shares	541,645
American Century Investment Mgmt, Inc.	Heritage Fund; Investor Class Shares	1,028,199
American Funds	Europacific Growth Fund; Class R-5 Shares	1,104,281
American Funds	Fundamental Investors, Inc; Class R-5 Shares	91,201
Putnam Investment Management LLC	Putnam Voyager Fund; Class Y Shares	1,661,111
Dimensional Fund Advisors LP	DFA Inflation - Protected Securities Portfolio; Institutional Class Shares	184,034
Harbor Capital Advisors, Inc.	Harbor International Fund; International Class Shares	305,841
Oakmont Family of Funds	Oakmont International Small Cap Fund; Class I Shares	65,249
Oakmont Family of Funds	Oakmont Equity and Income Fund; Class I Shares	1,596,327
Fidelity Management & Research Company	Spartan 500 Index Fund; Investor Class Shares	1,726,030
Virtus Investment Partners, Inc.	Virtus Real Estate Securities Fund; Class I Shares	348,772
* Fidelity Southern Corporation	Common Stock	7,744,754
* Participant Loans	Interest rate ranging from 4.25% to 9.25% due no later than 2025	118,900
		$26,761,883

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated: June 27, 2013	By:	/s/ STEPHANIE HUCKABY
Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan